Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

VIA EDGAR

November 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief

Priscilla Dao, Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Senior Staff Accountant

RE:	Braze, Inc.

Registration Statement on Form S-1

File No. 333-260428

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Braze, Inc. (the “Registrant”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, November 16, 2021, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Registrant’s Preliminary Prospectus dated November 8, 2021:

(i)	Dates of distribution: November 8, 2021 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 2,781 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
BARCLAYS CAPITAL INC.

As Representatives of the Underwriters

By:	GOLDMAN SACHS & CO. LLC

/s/ Rebecca Steinthal
Authorized Signatory

By:	J.P. MORGAN SECURITIES LLC

/s/ Ilana Foni
Authorized Signatory

By:	BARCLAYS CAPITAL INC.

/s/ Victoria Hale
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]